Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY APPLOVIN CORPORATION: APP-003

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

November 24, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess
Mitchell Austin

Re:	AppLovin Corporation
Draft Registration Statement on Form S-1
Submitted November 9, 2021
CIK No. 0001751008

Ladies and Gentlemen:

On behalf of our client, AppLovin Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 17, 2021, relating to the above referenced Draft Registration Statement on Form S-1 (the “DRS”). We are concurrently submitting via EDGAR this letter and a Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff by secure file transfer copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the DRS filed on November 9, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the DRS), all page references herein correspond to the page of the Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission November 24, 2021 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY APPLOVIN CORPORATION: APP-003

General

1.

We note that you entered into a definitive agreement to acquire MoPub for approximately $1.05 billion. Please tell us what consideration you have given to providing financial statements and pro forma financial information for MoPub pursuant to Rule 3-05 and Article 11 of Regulation S-X. Please provide the significance computations set forth in Rule 1-02(w) of Regulation S-X to support your conclusions.

The Company respectfully advises the Staff that it has considered the financial statements and pro forma financial information requirements of Rule 3-05 of Regulation S-X (“Rule 3-05”) and Article 11 of Regulation S-X (“Article 11”) related to its pending acquisition of MoPub (the “MoPub Acquisition”). Based on the Company’s significance computations using the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X (the “Significance Tests”), the Company has determined that the pending MoPub Acquisition does not meet the 20% significance level on any of the Significance Tests, as set forth in more detail below.

Investment Test

The Company measured the significance of the MoPub Acquisition using the investment test by comparing the estimated consideration to be transferred of $1.01 billion against the aggregate worldwide market value of the Company’s voting and non-voting common equity. In determining the aggregate worldwide market value of the Company’s voting and non-voting common equity, the Company used the average of such aggregate worldwide market value calculated daily for the last five trading days of the Company’s most recently completed month ending prior to the earlier of the Company’s announcement date or agreement date of the MoPub Acquisition, which was September. The Company calculated such aggregate worldwide market value as $17.0 billion. For the avoidance of doubt, the aggregate worldwide market value was determined based on only the Company’s Class A common stock, and not its Class B common stock, because its Class B common stock does not represent traded common equity until a conversion into Class A common stock occurs. Based on these amounts, the investment test resulted in a significance of approximately 6%.

Asset Test

The Company measured the significance of the MoPub Acquisition using the asset test by comparing the consolidated total assets as of December 31, 2020 of MoPub of $[****] against the consolidated total assets of the Company and its subsidiaries as of December 31, 2020 of $2.15 billion. Based on these amounts, the asset test resulted in a significance of approximately [****]%.

Income Test

The Company measured the significance of the MoPub Acquisition by first using the revenue component of the income test by comparing MoPub’s revenue in 2020 of $[****] against the Company’s revenue in 2020 of $1.45 billion. Based on these amounts, the revenue component of the income test

U.S. Securities and Exchange Commission November 24, 2021 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY APPLOVIN CORPORATION: APP-003

resulted in a significance of approximately [****]%. Because the MoPub Acquisition is not significant at a level of greater than 20% based the revenue component of the income test, the Company did not measure the significance of the MoPub Acquisition using the net income component of the income test.

As such, pursuant to paragraph (b)(2) of Rule 3-05, because none of the Significance Tests exceeds 20%, MoPub financial statements are not required for the MoPub Acquisition. Relatedly, because MoPub financial statements are not required pursuant to Rule 3-05, no pro forma financial information is required under Article 11.

In addition, the Company also performed the Significance Tests for all individually insignificant businesses acquired or to be acquired since the beginning of 2021, including MoPub, in aggregate (the “Aggregated Insignificant Businesses”). Based on the Company’s significance computations using the Significance Tests, the Company has determined that the Aggregated Insignificant Businesses do not meet the 50% significance level on any of the Significance Tests. As such, pursuant to paragraph (b)(2)(iv) of Rule 3-05 and Article 11, pro forma financial information is not required for the Aggregated Insignificant Businesses. For the avoidance of doubt, the Aggregated Insignificant Businesses exclude the significant acquisition of adjust GmbH for which financial statements and pro forma financial information has been provided in the Registration Statement.

2.

We note that you have business operations in China and your related risk factor disclosure on pages 31 and 41. Please describe your China-based business operations in greater detail and expand your discussion of the risks relating to your China-based operations. Additionally, please tell us:

•	the percentage of revenue you generate from China-based customers;

•	whether any of your China-based subsidiaries rely on variable interest entity structures; and

•	whether cash is transferred to you from your China-based subsidiaries.

The Company respectfully advises the Staff that it has revised its risk factor disclosure on page 30 to address the Staff’s comment. Additionally, the Company advises the Staff that:

•	for 2020 and the nine months ended September 30, 2021, 1.4% and 0.4% of the Company’s revenue, respectively, was generated from China-based customers;

•	none of its China-based subsidiaries rely on variable interest entity structures; and

•	cash is not transferred to the Company from its China-based subsidiaries.

*****

U.S. Securities and Exchange Commission November 24, 2021 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY APPLOVIN CORPORATION: APP-003

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Adam Foroughi, AppLovin Corporation

Herald Chen, AppLovin Corporation

Victoria Valenzuela, AppLovin Corporation

Lonnie Huang, AppLovin Corporation

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Michael T. Esquivel, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Jennifer J. Hitchcock, Fenwick & West LLP